Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following description sets forth certain material terms and provisions of the securities of Nesco Holdings, Inc. (the “Company,” “we,” “us” or “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our securities is not complete and may not contain all the information you should consider before investing in our securities. This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation and bylaws, which are incorporated herein by reference. The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

As of December 31, 2019, we had two classes of securities registered under the Exchange Act: our common stock (the “common stock”), par value $0.0001 per share and warrants (the “warrants”) to purchase shares of our common stock.
General

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders.
Holders of common stock do not have any conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the common stock.
The rights, preferences and privileges of the holders of common stock are subject to those of the holders of any shares of preferred stock we may issue in the future.
Preferred Stock

Our certificate of incorporation authorizes the issuance of 5,000,000 shares of blank check preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Subject to limitations prescribed by law, the board of directors is authorized at any time to:

•	issue one or more series of preferred stock;

•	determine the designation for any series by number, letter or title that shall distinguish the series from any other series of preferred stock;

•	determine the number of shares in any series; and

•	determine the terms with respect to the series of preferred stock being offered, which may include (without limitation) the following:

•	determine whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	determine the dividend rate or method for determining the rate;

•	determine the liquidation preference per share of that series of preferred stock, if any;

•	determine the conversion provisions applicable to that series of preferred stock, if any;

•	determine any redemption or sinking fund provisions applicable to that series of preferred stock;

•	determine the voting rights of that series of preferred stock, if any; and

•	determine the terms of any other powers, preferences or rights, if any, and the qualifications, limitations or restrictions thereof, applicable to that series of preferred stock.
The preferred stock, when issued, will be fully paid and nonassessable.
Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, unless otherwise provided by our certificate of incorporation. Our bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the issued and outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, our bylaws, our certificate of incorporation or our Stockholders’ Agreement (as defined below). There are no cumulative voting rights.
Dividend Rights

Each holder of shares of our capital stock is entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.
Liquidation Rights

If the Company is involved in a consolidation, merger, recapitalization, reorganization, voluntary or involuntary liquidation, dissolution or winding up of affairs, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Warrants

Our warrants are issued under the Amended and Restated Warrant Agreement, dated as of July 31, 2019 between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The following summary of certain provisions relating to our warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Amended and Restated Warrant Agreement. Each of our outstanding warrants is exercisable for one share of our common stock at a price of $11.50 per share, beginning 30 days from the completion of our acquisition of NESCO, LLC and certain related transactions (collectively, the “Transactions”), subject to adjustment as discussed below. The warrants will expire at 5:00 p.m., New York City time, five years after the completion of the Transactions or earlier upon redemption or liquidation.
We may call the warrants for redemption (excluding certain private warrants that continue to be held by the original holders (or permitted transferees) holding such private warrants as of the date of any such redemption), in whole and not in part, at a price of $0.01 per warrant,

•	at any time while the warrants are exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•
if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders; and

•
if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

The warrants will be forfeited unless exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.
If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock of the Company underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” will mean the average reported last sale price of the shares of our common stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of shares of our common stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive stock issuances.
The private warrants (including the common stock issuable upon exercise thereof) will not be redeemable by us and may be exercisable for cash or on a cashless basis so long as they are held by the initial holders or their permitted transferees. The holders of the private warrants agreed to additional transfer restrictions relating to its common stock pursuant to the

Stockholders’ Agreement. Otherwise, the private warrants have terms and provisions that are identical to those of the public warrants. If the private warrants are held by holders other than the initial holders thereof or their permitted transferees, the private warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants. If holders of the private warrants elect to exercise them on a cashless basis, they will pay the exercise price by surrendering his, her or its private warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the private warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date of exercise.
The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of our common stock or any voting rights unless and until they exercise their warrants and receive shares of common stock. After the issuance of shares of our common stock upon exercise of the warrants, each holder will be entitled to one vote for each share of common stock held of record on all matters to be voted on by stockholders.
Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of our common stock outstanding immediately after giving effect to such exercise.
No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share of common stock, we will, upon exercise, follow the requirements of the DGCL.
Certain Anti-Takeover Provisions of Delaware Law and Our Certificate of Incorporation

We have certain anti-takeover provisions in place as follows:
Staggered Board of Directors

Our certificate of incorporation provides that our board of directors be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings. Furthermore, because the board will be classified, directors may be removed only with cause by a majority of our outstanding shares.
Special Meeting of Stockholders

The DGCL provides that special meetings of our stockholders may be called by the board of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws require that stockholders must comply with certain procedures in order to nominate candidates to our board of directors or to propose matters to be acted upon at our annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before the general meeting of stockholders or from making nominations for directors at our general meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Forum Selection

Our certificate of incorporation requires, to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction (such as in the case of claims brought to enforce any liability or duty created by the Exchange Act, in which case federal courts have exclusive jurisdiction), the federal district court for the District of Delaware or other state courts of the State of Delaware) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. This exclusive forum provision applies to state and federal law claims brought by stockholders (including claims pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act), although stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable. Although we believe this provision benefits our company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. As set forth in our certificate of incorporation, we have opted out of, and are therefore not subject to, Section 203 of the DGCL.
Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that directors will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.
Our bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. Upon consummation of the Transactions, we will have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.
These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Stockholders’ Agreement

We are party to a stockholders’ agreement (the “Stockholders’ Agreement”) pursuant to which NESCO Holding, LP (“Legacy Nesco Owner”) (and its successors and assigns) have the right to designate up to four persons to be appointed or nominated for election to our board of directors, subject to reduction based on the aggregate ownership of Legacy Nesco Owner and its successors and assigns. Legacy Nesco Owner may also request for at least one of its designated directors to be appointed as a member of each newly established committee of our board of directors. If Legacy Nesco Owner has the right to designate one or more nominees and either has not exercised such right or no such nominee has not been elected, then Legacy Nesco Owner may designate one board observer. While the Stockholders’ Agreement is in effect, any change in the size of the Nesco board of directors will require the prior approval of Legacy Nesco Owner.
Further, so long as Legacy Nesco Owner holds a number of shares of our common stock equal to or greater than 50% of the total number of shares of common stock issued and outstanding, we will be required to obtain the approval of Legacy Nesco Owner in order to: (i) adopt any annual budget; (ii) consummate acquisitions or dispositions for value in excess of $10,000,000; (iii) issue new equity; (iv) incur new indebtedness or grant encumbrances on any property or assets in excess of $1,000,000; (v) guarantee any indebtedness of persons other than us or our subsidiaries; or (vi) hire, remove, or replace any senior executive officer or materially decrease the compensation of any executive officer.
Stockholder Registration Rights

We are party to the a registration rights agreement, pursuant to which the stockholders party thereto were granted certain registration rights. Pursuant to such registration rights agreement, the parties thereto are entitled to the registration of, in certain circumstances and subject to certain conditions set forth therein, the resale of their shares of our common stock. The registration rights apply to (i) any of our common stock issued in connection with the Transactions, (ii) any of our warrants or any common stock issued or issuable upon exercise thereof, (iii) any of our capital stock or of our subsidiaries issued or issuable with respect to the securities referred to in clause (i) or (ii) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization (the “registrable securities”). Each of the parties to such registration rights agreement is entitled to request that we register its shares on a long-form or short-form registration statement on up to six occasions in the future, which registrations may be “shelf registrations.” The parties to the registration rights agreement will also be entitled to participate in certain of our registered offerings, subject to certain limitations and restrictions. We will pay expenses of the parties to the registration rights agreement incurred in connection with the exercise of their rights under the agreement. These registration rights are also for the benefit of any subsequent holder of the registrable securities; provided that any securities will cease to be registrable securities when they have been (a) sold or distributed pursuant to a “public offering,” (b) sold in compliance with Rule 144 or (c) repurchased by us or our subsidiaries; provided further, however, that certain additional shares issuable upon the completion of certain performance objectives shall not be deemed registrable securities until the restrictions set forth in the Stockholders’ Agreement have ceased to apply in accordance with the terms thereof.